SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
CNPJ: 02.558.132/0001-69 - NIRE 35.30000580-2
Publicly-held Company

Special Meeting of Shareholders
Call Notice

The shareholders are hereby called to attend the Special Meeting of Shareholders of the company to be held at 02:00 p.m. of August 31, 2005, at the head-office, in Brasília – DF, at Setor Comercial Sul, Quadra 2, Bloco C, nº 226, Edifício Telebrasilia Celular, 7o Andar, Brasília-DF , in order to resolve on the following agenda : (1) to ratify the election of the Board of Directors, Mr. Luis Paulo Reis Cocco, elected by the Board of Directors at a meeting held on 06/18/2005 and Mrs. Luiz Kaufmann, Antonio Gonçalves de Oliveira and Henri Philippe Reichstul, elected by the Board of Directors at a meeting held on 07/28/2005 under the terms of article 16 of the Bylaws; (2) to ratify the wording of article 5 of the Bylaws, as suggested by the Board of Directors at a meeting held on 07/29/2005, which homologated the increase of the capital stock of the company, resulting from capitalization of the credit of the controlling shareholder resulting from use of the tax benefit of goodwill in past fiscal years; (3) to review and resolve on the terms and conditions of the Protocol of Merger and Instrument of Justification related to the merger of Bagon Participações Ltda. into the Company; (4) to become aware of and ratify the appointment made by the management of the appraisal company in charge of preparing the appraisal report related to the net worth of Bagon Participações Ltda. to be merged into the Company; (5) to review and resolve on the appraisal report related to the net worth of Bagon Participações Ltda. to be merged into the Company, and (6) to resolve on the merger of Bagon Participações Ltda. into the Company and the implementation thereof.

GENERAL INSTRUCTIONS:

A) Powers of attorney for representation at the Meetings, as provided for in article 11 of the Bylaws, shall be filed with the head-office, at Setor Comercial Sul, Quadra 2, Bloco C, nº 226, 7o andar, Bairro Asa Sul, CEP 70302-916, Brasília-DF (Legal Department), on business days, Monday to Friday, from 09:00 a.m. until 06:00 p.m., until not later than 02:00 p.m. of August 29, 2005;

B)  Shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchanges and wishing to attend these Meetings will be required to submit an updated statement issued by the custodian of the shares, showing their respective shareholding position; and

C)  Documents and proposals shall be available to the shareholders at the address mentioned in "A" above.

Brasília, August 15, 2005.

Félix Pablo Ivorra Cano
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.